SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported) – **February 4, 2005**

ALLETE, Inc.
(Exact name of Registrant as specified in its charter)

Minnesota	**1-3548**	**41-0418150**
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

30 West Superior Street
Duluth, Minnesota 55802-2093
(Address of principal executive offices, including zip code)

(218) 279-5000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SECTION 2 – FINANCIAL INFORMATION

Item 2.02   Results of Operations and Financial Conditions

On February 10, 2005, ALLETE, Inc. (ALLETE) issued a press release announcing 2004 earnings, which is attached to this Current Report on Form 8-K as Exhibit 99 and incorporated herein by reference in its entirety. The information is being furnished pursuant to Item 2.02. Results of Operations and Financial Condition. This information, including Exhibit 99 attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

Item 2.03   Creation of a Direct Financial Obligation or an Obligation Under an Off-Balance Sheet Arrangement of a Registrant

On February 4, 2005, ALLETE accepted an offer from certain institutional buyers in the private placement market to purchase $35 million of ALLETE's First Mortgage Bonds. When issued, on or about August 1, 2005, the bonds will carry an interest rate of 5.28% and will have a term of 15 years. ALLETE intends to use the proceeds from the bonds to redeem a portion of ALLETE's outstanding debt.

Readers are cautioned that forward-looking statements should be read in conjunction with ALLETE's disclosures under the heading: "SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995" located on page 2 of this Form 8-K.

SECTION 9 – FINANCIAL STATEMENTS AND EXHIBITS

Item 9.01   Financial Statements and Exhibits

(a)   Financial Statements of Business Acquired – Not applicable

(b)   Pro Forma Financial Information – Not applicable

(c)   Exhibits

Exhibit
Number

99   -   ALLETE News Release dated February 10, 2005, announcing 2004 Earnings.

SAFE HARBOR STATEMENT
UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, ALLETE is hereby filing cautionary statements identifying important factors that could cause ALLETE's actual results to differ materially from those projected in forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) made by or on behalf of ALLETE in this Current Report on Form 8-K, in presentations, in response to questions or otherwise. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as "anticipates," "believes," "estimates," "expects," "intends," "plans," "projects," "will likely result," "will continue" or similar expressions) are not statements of historical facts and may be forward-looking.

Forward-looking statements involve estimates, assumptions, risks and uncertainties and are qualified in their entirety by reference to, and are accompanied by, the following important factors, which are difficult to predict, contain uncertainties, are beyond ALLETE's control and may cause actual results or outcomes to differ materially from those contained in forward-looking statements:

- ALLETE's ability to successfully implement its strategic objectives;
- prevailing governmental policies and regulatory actions, including those of the United States Congress, state legislatures, the Federal Energy Regulatory Commission, the Minnesota Public Utilities Commission, the Florida Public Service Commission, the Public Service Commission of Wisconsin, and various local and county regulators, and city administrators, about allowed rates of return, financings, industry and rate structure, acquisition and disposal of assets and facilities, real estate development, operation and construction of plant facilities, recovery of purchased power and capital investments, present or prospective wholesale and retail competition (including but not limited to transmission costs), and zoning and permitting of land held for resale;
- effects of restructuring initiatives in the electric industry;
- economic and geographic factors, including political and economic risks;
- changes in and compliance with environmental and safety laws and policies;
- weather conditions;
- natural disasters;
- war and acts of terrorism;
- wholesale power market conditions;
- population growth rates and demographic patterns;
- the effects of competition, including competition for retail and wholesale customers;
- pricing and transportation of commodities;
- changes in tax rates or policies or in rates of inflation;
- unanticipated project delays or changes in project costs;
- unanticipated changes in operating expenses and capital expenditures;
- global and domestic economic conditions;
- capital market conditions;
- changes in interest rates and the performance of the financial markets;
- competition for economic expansion or development opportunities;
- ALLETE's ability to manage expansion and integrate acquisitions; and
- the outcome of legal and administrative proceedings (whether civil or criminal) and settlements that affect the business and profitability of ALLETE.

Additional disclosures regarding factors that could cause ALLETE's results and performance to differ from results or performance anticipated by this report are discussed in Item 7 under the heading "Factors that May Affect Future Results" beginning on page 46 of ALLETE's 2003 Form 10-K. Risk factors associated with the Automotive Services business are no longer applicable to ALLETE as that business was spun off as of September 20, 2004. Any forward-looking statement speaks only as of the date on which such statement is made, and ALLETE undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which that statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time and it is not possible for management to predict all of these factors, nor can it assess the impact of each of these factors on the businesses of ALLETE or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Readers are urged to carefully review and consider the various disclosures made by ALLETE in its 2003 Form 10-K and in ALLETE's other reports filed with the Securities and Exchange Commission that attempt to advise interested parties of the factors that may affect ALLETE's business.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ALLETE, Inc.

February 10, 2005

<u>/s/ James K. Vizanko</u>
James K. Vizanko
Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

**Exhibit
Number**

99   -   ALLETE News Release dated February 10, 2005, announcing 2004 Earnings.

Exhibit 99



For Release:	February 10, 2005	
Contact:	Eric Olson	
	218-723-3947	
	eolson@allete.com	
Investor	Tim Thorp	
Contact:	218-723-3953	
	tthorp@allete.com	

ALLETE ANNOUNCES STRONG 2004 EARNINGS RESULTS; EXPECTS EARNINGS PER SHARE GROWTH OF 45 TO 50 PERCENT IN 2005

DULUTH, Minn.—ALLETE, Inc. (NYSE: ALE) today reported 2004 income from continuing operations of $39.1 million. Excluding a one-time charge for the early repayment of debt and a one-time gain realized by an employee stock ownership fund, income from continuing operations was $38.5 million, an increase of 29 percent over 2003.

"Our company went through a significant transformation in 2004 and at the same time performed exceptionally well," said ALLETE President and CEO Don Shippar. "We are stronger as a result, and from what we've accomplished are poised for substantial earnings growth in 2005."

Net income from ALLETE's **Regulated Utility** business grew by 13 percent in 2004 and kilowatthour sales to Minnesota Power's industrial customers were 8 percent higher than last year. Higher benefit and maintenance expenses were more than offset by other lower expenses during 2004.

Nonregulated Energy Operations posted a slight loss in 2004. The net income contributions of the Taconite Harbor energy facility and BNI Coal were offset by losses incurred at the Kendall County facility. ALLETE recently announced that it has reached an agreement to transfer its Kendall County purchased power agreement to a subsidiary of Constellation Energy. The transfer is expected to close in April 2005.

Net income from ALLETE's **Real Estate** business increased by 4 percent in 2004. Demand for Florida property remained strong through the year. "We are excited about our future earnings prospects in this business," said Shippar.

Year-end results for ALLETE's **Other** business segment improved by $7.8 million in 2004 over 2003, mainly due to reduced interest expense resulting from lower debt balances. The aforementioned fourth quarter gain of $11.5 million related to the fourth quarter sale of securities held by an employee stock ownership plan offset a third quarter charge of $10.9 million for the early repayment of debt.

During 2004, ALLETE spun off its Automotive Services business and substantially completed the sale of its Water Services business. Net income from these **Discontinued Operations** was $73.1 million in 2004. On February 4, 2005, ALLETE closed on the sale of its last wastewater system.

For the quarter, income from continuing operations was 5 percent higher than the fourth quarter of 2003, excluding the previously mentioned one-time gain. Increased electric sales and lower interest and other expenses offset outage expenses at the Square Butte and the Taconite Harbor energy facilities.

"We expect ALLETE's earnings per share from continuing operations to grow by 45 to 50 percent in 2005," said Shippar. The company expects the increase to come from continued strong real estate sales, lower interest expense, and the transfer of the Kendall County purchased power agreement. The earnings expectation excludes an anticipated one-time charge related to the Kendall County agreement.

(more)

ALLETE's corporate headquarters are located in Duluth, Minnesota. ALLETE provides energy services in the upper Midwest and has significant real estate holdings in Florida. More information about the company is available on ALLETE's Web site located at www.allete.com.

The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.

###



ALLETE, Inc.

Consolidated Statement of Income
For the Periods Ended December 31, 2004 and 2003
Millions Except Per Share Amounts

	Quarter Ended 2004	Quarter Ended 2003	Year Ended 2004	Year Ended 2003
Operating Revenue	$178.6	$165.9	$751.4	$692.3
Operating Expenses				
Fuel and Purchased Power	69.9	55.3	287.9	252.5
Operating and Maintenance	73.7	72.5	285.1	263.1
Depreciation	12.5	12.8	49.7	51.2
Taxes Other than Income	7.4	6.7	28.9	29.4
Total Operating Expenses	163.5	147.3	651.6	596.2
Operating Income from Continuing Operations	15.1	18.6	99.8	96.1
Other Income (Expense)				
Interest Expense	(6.1)	(12.6)	(31.8)	(50.6)
Other	9.3	0.3	(12.1)	2.5
Total Other Income (Expense)	3.2	(12.3)	(43.9)	(48.1)
Income from Continuing Operations Before Income Taxes	18.3	6.3	55.9	48.0
Income Tax Expense	2.4	2.1	16.8	18.2
Income from Continuing Operations Before Change in Accounting Principle	15.9	4.2	39.1	29.8
Income (Loss) from Discontinued Operations – Net of Tax	(6.2)	95.9	73.1	206.6
Change in Accounting Principle – Net of Tax	–	–	(7.8)	–
Net Income	$ 9.7	$100.1	$104.4	$236.4
Average Shares of Common Stock				
Basic	28.2	27.9	28.3	27.6
Diluted	28.4	28.1	28.4	27.8
Basic Earnings (Loss) Per Share of Common Stock				
Continuing Operations	$0.57	$0.15	$1.39	$1.08
Discontinued Operations	(0.22)	3.46	2.58	7.48
Change in Accounting Principle	–	–	(0.28)	–
	$0.35	$3.61	$3.69	$8.56
Diluted Earnings (Loss) Per Share of Common Stock				
Continuing Operations	$0.55	$0.15	$1.37	$1.08
Discontinued Operations	(0.21)	3.44	2.57	7.44
Change in Accounting Principle	–	–	(0.27)	–
	$0.34	$3.59	$3.67	$8.52
Dividends Per Share of Common Stock	$0.30	$0.8475	$2.8425	$3.39

Consolidated Balance Sheet
For the Periods Ended December 31, 2004 and 2003
Millions

	2004	2003		2004	2003
Assets			**Liabilities and Shareholders' Equity**		
Cash and Cash Equivalents	$ 194.1	$ 110.2	Current Liabilities	$ 96.7	$ 185.5
Restricted Cash	30.3	–	Long-Term Debt	390.2	514.7
Other Current Assets	141.7	113.1	Other Liabilities	302.0	305.4
Property, Plant and Equipment	883.1	919.3	Discontinued Operations	12.0	635.5
Investments	124.5	175.7	Shareholders' Equity	630.5	1,460.2
Discontinued Operations	4.9	1,724.0			
Other	52.8	59.0			
Total Assets	$ 1,431.4	$ 3,101.3	**Total Liabilities and Shareholders' Equity**	$ 1,431.4	$ 3,101.3

ALLETE, Inc.	Quarter Ended December 31,		Year Ended December 31,	
	2004	2003	2004	2003

Net Income (Loss)
Millions

Regulated Utility	$10.7	$ 7.4	$ 42.8	$ 37.9
Nonregulated Energy Operations	(2.9)	0.5	(0.3)	3.7
Real Estate	(0.1)	2.8	14.7	14.1
Other	8.2	(6.5)	(18.1)	(25.9)
Income from Continuing Operations	15.9	4.2	39.1	29.8
Income (Loss) from Discontinued Operations	(6.2)	95.9	73.1	206.6
Change in Accounting Principle	–	–	(7.8)	–
Net Income	$ 9.7	$100.1	$104.4	$236.4

Diluted Earnings (Loss) Per Share

Continuing Operations	$0.55	$0.15	$1.37	$1.08
Discontinued Operations	(0.21)	3.44	2.57	7.44
Change in Accounting Principle	–	–	(0.27)	–
	$0.34	$3.59	$3.67	$8.52

Statistical Data

Kilowatthours Sold
Millions

Regulated Utility				
Retail and Municipals				
Residential	280.5	278.4	1,053.3	1,065.4
Commercial	320.9	322.1	1,281.8	1,285.6
Industrial	1,797.1	1,649.0	7,070.8	6,558.2
Municipals	209.1	204.9	823.0	841.8
Other	21.1	19.9	79.0	79.2
	2,628.7	2,474.3	10,307.9	9,830.2
Other Power Suppliers	271.7	301.0	917.5	1,313.5
	2,900.4	2,775.3	11,225.4	11,143.7
Nonregulated Energy Operations	298.1	361.7	1,496.1	1,462.3
	3,198.5	3,137.0	12,721.5	12,606.0

Notes

On September 20, 2004 ALLETE's common stock was split one-for-three. All common share and per share amounts have been adjusted for all periods to reflect the one-for-three reverse stock split.